FORM 51-102F3
MATERIAL CHANGE REPORT

1.    Name and Address of Company
Ballard Power Systems Inc. (“Ballard” or the “Company”)
9000 Glenlyon Parkway
Burnaby, British Columbia
V5J 5J8
2.     Date of Material Change
October 29, 2020
3.     News Release
The news release was disseminated on October 29, 2020 through Canada Newswire.
4.     Summary of Material Change
On October 29, 2020 Ballard Power Systems Inc. (“Ballard”) entered into a Patent License Agreement with AUDI AG (“AUDI”) expanding Ballard’s right to use the FCgen®-HPS product, a high-performance, zero-emission, proton exchange membrane (PEM) fuel cell stack in all applications, including commercial trucks and passenger cars. Ballard and AUDI concurrently entered into an amendment to the existing Technology Development Agreement entered into on June 11, 2018 (“TDA-3”).
5.1     Full Description of Material Change
On October 29, 2020 Ballard entered into a Patent License Agreement (the “License Agreement”) with AUDI expanding Ballard’s right to use the FCgen®-HPS product, a high-performance, zero-emission, proton exchange membrane (PEM) fuel cell stack in all applications, including commercial trucks and passenger cars. The License Agreement modifies many of the provisions of TDA-3 related to the parties’ respective intellectual property rights. Concurrently with the signing of the License Agreement Ballard and AUDI entered into an amendment to TDA-3.
Pursuant to the License Agreement AUDI grants to Ballard for use in all applications a non-exclusive, royalty-bearing license to the intellectual property developed for AUDI pursuant to TDA-3, the prior Technology Development Agreement dated as of March 1, 2013 entered into between Ballard and Volkswagen AG, as amended and assigned to AUDI, and the Transfer and License Agreement dated February 11, 2015 between Ballard and AUDI.
Pursuant to the License Agreement Ballard grants to AUDI for use in all applications a non-exclusive, royalty-bearing license to use Ballard’s background and sideground intellectual property incorporated, forming a part of, or covering work or deliverables performed in connection with TDA-3.
The License Agreement established the royalty payable by each party. The term of the License Agreement continues until the last of the relevant patents to expire.
A copy of the License Agreement has been filed by Ballard with Canadian securities regulatory authorities (www.sedar.com) and U.S. securities regulatory authorities (www.sec.gov). .
5.2     Disclosure for Restructuring Transactions
Not applicable.

6.     Reliance on subsection 7.1(2) of National Instrument 51-102
This report is not being filed on a confidential basis.
7.     Omitted Information
Not applicable.
8.     Executive Officer
Tony Guglielmin, Chief Financial Officer
Telephone: (604) 454-0900
tony.guglielmin@ballard.com
9.     Date of Report
November 6, 2020.